UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING


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                                                         | SEC File Number: |
                                                         | 1-14078          |
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                                                         | CUSIP Number:    |
                                                         | 095480 10 9      |
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(Check One):  [ ]Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K
              [X]Form 10-QSB  [ ]Form N-SAR
              For Period Ended:  June 30, 1999

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:______________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:     n/a
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

     Blue Fish Clothing, Inc.
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Former Name if Applicable:

     n/a
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Address of Principal Executive Office (Street and Number):

     No. 3 Sixth Street
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City, State and Zip Code:

     Frenchtown, New Jersey 08825
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part III of this
    |     form could not be eliminated without unreasonable effort or expense;
    | (b) The subject annual report, semi-annual report, transition report
    |     on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] |     will be filed on or before the fifteenth calendar day following the
    |     prescribed due date; or the subject quarterly report of transition
    |     report on Form 10-Q, or portion thereof will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not file its quarterly report on Form 10-QSB by the deadline of August 14, 1999 because the Registrant has been unable to complete its audit for the year ended December 31, 1998 or its financial reports for the quarters ended March 31, 1999 and June 30, 1999 due to cash flow problems. The Registrant recently engaged new independent public accountants who will complete the Registrant's audit for the fiscal year ended December 31, 1998 and who are assisting the Registrant with the above-mentioned filings.






PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Robert E. Salerno       908            996-3844
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    (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.
                                                   | | Yes     |X| No

    The Registrant has not filed its Form 10-KSB for the year ended December 31, 1998 and its Form 10-QSB for the quarter ended March 31, 1999.

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  /X/ Yes      / / No

         The Registrant expects to report sales of approximately $3.0 million for the quarter ended June 30, 1999 versus sales of $2.3 million in the corresponding quarter in 1998, an increase of approximately 27%. The Registrant expects to report net income of approximately $20,000 for the quarter ended June 30, 1999 versus a net loss of $891,000 for the corresponding quarter in 1998, an increase of approximately 102%.

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BLUE FISH CLOTHING, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  August 12, 1999        By: /s/ Robert E. Salerno
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                                  Robert E. Salerno, Interim Chief
                                  Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




                                ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                         GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.